Sheet1

	as of July 25, 2000 - REVISED
PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
7/25	ML Global Utility Fund *
	For All	16,268,611	94.21	91.99	14,980,607	86.75	84.7
	Withhold All	159,348	0.92	0.9	815,949	4.72	4.61
	For All Except	839,558	4.86	4.74	1,470,961	8.51	8.31
	Broker Non Vote

	* Acquired by ML Utilities & Telecommunications Fund, Inc.

Last Updated on 01/29/2001
By MLMAG